

Mail Stop 3720

July 14, 2016

T. Andrew Smith
Chief Executive Officer
Brookdale Senior Living, Inc.
111 Westwood Place, Suite 400
Brentwood, TN 37027

>   **Re: Brookdale Senior Living, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2015**
>   **Filed February 12, 2016**
>   **Form 8-K filed May 9, 2016**
>   **File No. 1-32641**

Dear Mr. Smith:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 67

1.   We note that your definitions of Adjusted EBITDA and Cash from Facility Operations, or CFFO, changed in the first quarter of 2015 to include CFFO from unconsolidated ventures. Please tell us how CFFO from unconsolidated joint ventures is calculated and why management believes it is important and appropriate to include in the non-GAAP measures presented.

2.   We refer to your presentation of Cash from Facility Operations and note that you recently changed your reconciliation to begin with Net Income (Loss) rather than Net Cash Provided by (Used) in Operations. You previously disclosed that you used Cash From Facility Operations to evaluate your liquidity. Please tell us the basis for this change and how your presentation reconciles with your statement on page 70 that this measure affords management the ability to make decisions which are expected to facilitate meeting current financial and liquidity goals.

3.   We refer to your non-GAAP measure Facility Operating Income and note that it excludes general and administrative expenses as well as facility lease expense. You state that you use this measure to assess your facility operating performance. However, these expenses appear to be directly related to your core operations. Please revise the calculation of these measures or tell us why you believe it is necessary and appropriate to do so.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 83

4.   We note that you no longer include an accounting policy for entrance fees. It appears that you continue to consolidate entities that required residents to pay upfront entrance fees prior to occupying the community. In addition, we note that you adjust several of your non-GAAP measures discussed in Management's Discussion and Analysis to reflect entrance fees on a cash basis. Please revise to include your accounting policy or explain to us why you do not believe you are required to do so.

Form 8-K filed May 9, 2016

Exhibit 99.1 Press Release dated May 9, 2016

5.   Please consider the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016 in their entirety when preparing the disclosures to be included in your next earnings release and as specifically noted in the following comments.

6.   Your presentation of certain non-GAAP measures in the introduction of and throughout your earnings release is inconsistent with Question 102.10.

7.   Your presentation of Adjusted EBITDA, which includes the receipt of refundable and non-refundable entrance fees as well as CFFO from unconsolidated ventures is inconsistent with Question 100.04.

8.   Your presentation of Facility Operating Income which excludes general and administrative expenses as well as facility lease expense may be inconsistent with Question 100.04.

9.   Your presentation of CFFO per share and Adjusted CFFO per share is inconsistent with Question 102.05.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Christine Adams, Senior Staff Accountant at (202) 551-3363 or Terry French, Accountant Branch Chief at (202) 551-3828, or me at (202) 551-3810 with any questions.

                                        Sincerely,

                                        /s/ Terry French for

                                        Carlos Pacho
                                        Senior Assistant Chief Accountant
                                        AD Office 11 – Telecommunications